CHC Helicopter Corporation 4740 Agar Drive, Richmond, BC V7B 1A3 Canada T 604.276.7500 F 604.232.8359 www.chc.ca
VIA EDGAR

July 20, 2007

United States Securities
and Exchange Commission
Division of Corporation Finance
Office of Global Security Risk
Washington, D.C., 20549 - 0507

Attention: Ms. Cecilia D. Blye

Dear Ms. Blye:

This is to inform you that we have today filed a final report in respect of potential violations of U.S. export control laws with each of the office of Export Enforcement ("OEE") of the Department of Commerce and the Office of Foreign Assets Control ("OFAC").

We now await response from each of OEE and OFAC.

Yours truly,

/s/ Martin Lockyer

Martin Lockyer
Vice President Legal Services
& Corporate Secretary